# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medline Inc., CIK 0002046386
CUSIP: 58507V107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois (IL), 60093
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001841430

## Reporting persons
- Hellman & Friedman Capital Partners X (Parallel), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 61,054,619; sole dispositive power 61,054,619; aggregate amount beneficially owned 61,054,619 (6.4% of the class)
- HFCP X (Parallel - A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 6,377,698; sole dispositive power 6,377,698; aggregate amount beneficially owned 6,377,698 (0.7% of the class)
- Mend Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,422,699; sole dispositive power 3,422,699; aggregate amount beneficially owned 3,422,699 (0.4% of the class)
- Mend Investment Holdings I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 82,472,659; sole dispositive power 82,472,659; aggregate amount beneficially owned 82,472,659 (8.6% of the class)
- Hellman & Friedman Investors X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 153,327,675; sole dispositive power 153,327,675; aggregate amount beneficially owned 153,327,675 (16% of the class)
- Mend Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,422,699; sole dispositive power 3,422,699; aggregate amount beneficially owned 3,422,699 (0.4% of the class)
- Mend Investment Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 82,472,659; sole dispositive power 82,472,659; aggregate amount beneficially owned 82,472,659 (8.6% of the class)
- Hellman & Friedman Capital Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 82,472,659; sole dispositive power 82,472,659; aggregate amount beneficially owned 82,472,659 (8.6% of the class)
- H&F Corporate Investors X, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 153,327,675; sole dispositive power 153,327,675; aggregate amount beneficially owned 153,327,675 (16% of the class)

## Item 1. Issuer
Name of issuer: Medline Inc.
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois 60093

## Item 2. Person Filing
Name of person filing:
This Amendment No. 2 ("Amendment") amends the initial statement on Schedule 13G filed on February 13, 2026, as amended by Amendment No. 1 thereto filed on May 6, 2026 (as so amended, the "Schedule 13G"), in each case, jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Hellman & Friedman Capital Partners X (Parallel), L.P., a Cayman Islands exempted limited partnership ("HFCP X Parallel");
(ii) HFCP X (Parallel - A), L.P., a Delaware limited partnership ("HFCP X Parallel-A");
(iii) Mend Partners II, L.P., a Delaware limited partnership ("Mend Partners II");
(iv) Mend Investment Holdings I, L.P., a Delaware limited partnership ("Mend Investment I");
(v) Hellman & Friedman Investors X, L.P., a Cayman Islands exempted limited partnership ("Investors X GP");
(vi) Mend Partners GP, LLC, a Delaware limited liability company ("Mend GP");
(vii) Mend Investment Holdings GP, LLC, a Delaware limited liability company ("Mend Investment GP");
(viii) Hellman & Friedman Capital Partners X, L.P., a Cayman Islands exempted limited partnership ("HFCP X"); and
(ix) H&F Corporate Investors X, Ltd., a Cayman Islands exempted company ("Investors X Ltd.").

Investors X GP is the general partner of HFCP X Parallel and HFCP X Parallel-A. Mend GP is the general partner of Mend Partners II. Investors X GP is the managing member of Mend GP. Mend Investment GP is the general partner of Mend Investment I. HFCP X is the managing member of Mend Investment GP. Investors X GP is the general partner of HFCP X. Investors X Ltd. is the general partner of Investors X GP.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13G. Except as set forth herein, the Schedule 13G is unmodified.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, CA 94105
Citizenship: See Item 2(a)

## Item 4. Ownership
Amount beneficially owned:
Item 4(a) of the Schedule 13G is hereby amended and restated as follows:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Amendment is incorporated by reference into this Item 4.

As of June 30, 2026, the Reporting Persons may have been deemed to beneficially own an aggregate of 153,327,675 shares of the Class A common stock of Medline Inc. (the "Class A Common Stock"), consisting of: (i) 61,054,619 shares of the Class A Common Stock held by HFCP X Parallel, (ii) 6,377,698 shares of Class A Common Stock held by HFCP X Parallel-A, (iii) 3,422,699 shares of Class A Common Stock held by Mend Partners II, (iv) 19,310 shares of Class A Common Stock held by Mend Investment I, and (v) 82,453,349 shares of Class A Common Stock issuable to Mend Investment I upon exchange for an equal number of the common units of Medline Holdings L.P. (the "Common Units") held by Mend Investment I. The Common Units held by Mend Investment I are paired with an equal number of shares of the Class B common stock of Medline Inc. (the "Class B Common Stock"). Pursuant to the terms of an exchange agreement, dated as of December 16, 2025, holders of Common Units have the right to exchange their Common Units for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and re-classifications. These exchange rights do not expire. Shares of the Class B Common Stock have no economic value and have one vote per share. One share of Class B Common Stock is issued for each Common Unit held. Upon an exchange of Common Units for shares of the Class A Common Stock, an equivalent number of shares of Class B Common Stock held by such holder will be automatically cancelled.

Mend GP is the general partner of Mend Partners II and may, as a result, be deemed to beneficially own the 3,422,699 shares of Class A Common Stock beneficially owned by Mend Partners II. Mend Investment GP is the general partner of Mend Investment I and HFCP X is the managing member of Mend Investment GP and, as a result, each of Mend Investment GP and HFCP X may be deemed to beneficially own the 82,472,659 shares of Class A Common Stock beneficially owned by Mend Investment I. Investors X GP is the managing member of Mend GP and the general partner of each of HFCP X Parallel, HFCP X Parallel-A and HFCP X as, as a result, may be deemed to beneficially own an aggregate of 153,327,675 shares of Class A Common Stock beneficially owned by such entities. Investors X Ltd. is the general partner of Investors X GP and may, as a result, be deemed to beneficially own the 153,327,675 shares of Class A Common Stock beneficially owned by Investors X GP. A three-member board of directors of Investors X Ltd. has voting and investment discretion over the securities held by HFCP X Parallel, HFCP X Parallel-A, Mend Partners II., and Mend Investment I. Each of the members of the board of directors of Investors X Ltd. disclaims beneficial ownership of such shares.
Percent of class:
Item 4(b) of the Schedule 13G is hereby amended and restated as follows:

The ownership percentages reflected in this Schedule 13G are calculated based on (i) 877,351,218 shares of Class A Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q Securities and Exchange Commission on August 5, 2026, plus (ii) 82,453,349 shares of Class A Common Stock issuable to the Reporting Persons upon exchange of Common Units.
Sole power to vote or to direct the vote: See row 5 on each of the cover pages of this Amendment.
Shared power to vote or to direct the vote: See row 6 on each of the cover pages of this Amendment.
Sole power to dispose or to direct the disposition: See row 7 on each of the cover pages of this Amendment.
Shared power to dispose or to direct the disposition: See row 8 on each of the cover pages of this Amendment.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hellman & Friedman Capital Partners X (Parallel), L.P.: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)
- HFCP X (Parallel - A), L.P.: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)
- Mend Partners II, L.P.: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)
- Mend Investment Holdings I, L.P.: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)
- Hellman & Friedman Investors X, L.P.: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)
- Mend Partners GP, LLC: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)
- Mend Investment Holdings GP, LLC: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)
- Hellman & Friedman Capital Partners X, L.P.: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)
- H&F Corporate Investors X, Ltd.: /s/ Trevor Watt, Trevor Watt, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (08/11/2026)